December 30, 2025	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Nathaniel Segal Shareholder +1 312 609 7747 nsegal@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review & Accounting Office
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Raymond A. Be, Attorney-Adviser

Ms. Catalina Jaime, CPA, CAIA, Branch Chief, Division of Investment
Management—Disclosure Review & Accounting Office

Ms. Nicolina McCarthy, Assistant Chief Accountant, Division of Investment
Management

Mr. Jacob Z. Sandoval, CFA, CPA/ABV, CAIA, Branch Chief, Division of
Investment Management—Disclosure Review & Accounting Office

Mr. Jay M. Williamson, Senior Counsel, Division of Investment Management—
Disclosure Review & Accounting Office

Re:	Origin Real Estate Credit Fund

Registration Statement on Form N-2
File Nos. 333-287135, 811-24089

To the above-listed Staff of the U.S. Securities and Exchange Commission:

On behalf of Origin Real Estate Credit Fund (formerly, Origin Real Estate Credit Interval Fund) (“Registrant” or the “Fund”), this letter responds to the additional comments provided telephonically by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) on December 15, 2025 and December 17, 2025, with respect to Pre-Effective Amendment No. 3, filed with the Commission on September 23, 2025, to the above-referenced registration statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. Set forth below are the Staff’s comments, as we understand them, and the Registrant’s responses.

In particular, the Staff provided additional comments on Registrant’s previously filed correspondence, including Registrant’s August 11, 2025 response letter to the Staff’s June 13, 2025 comments (the “August Letter”) and to Registrant’s September 23, 2025 response letter to Staff comments provided telephonically or by email on September 11, 2025, September 15, 2025 and September 22, 2025 comments (the “September Letter”).

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Disclosure Review & Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

December 30, 2025

With respect to the additional comment from the Chief Counsel’s Office regarding Registrant’s August Letter, with respect to loan origination fees and fees involved with servicing “Workout Assets,” as defined in the Registration Statement, Registrant directs the Staff’s attention to correspondence filed on December 23, 2025 (ACCESSION NUMBER: 0001213900-25-125467). All other additional Staff comments are addressed herein.

For convenience of reference, the comments of the Staff have been reproduced herein and are accompanied by corresponding Registrant responses. Registrant notes that its responses will also be reflected, to the extent applicable, in Pre-Effective Amendment No. 4 to the Registration Statement, to be filed on or about December 30, 2025 (the “Amendment”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Amendment.

1.             Comment: The Staff refers to the September Letter and Registrant’s response to Comment 12 therein. As set forth in the September Letter, Comment 12 requested confirmation if Origin Parallel Fund, L.P. (“Parallel Fund”) or its assets would be merged into the Fund and, if not, recommended removing Parallel Fund from the combined consolidated financial statements included with the filing. Registrant’s response to Comment 12 explained that Parallel Fund will not participate in the merger and that investors in Parallel Fund have been fully redeemed as of September 8, 2025. Registrant’s response further explained that, for purposes of the Predecessor Funds’ financial statements included with the Registration Statement, Origin Multifamily Credit Fund, LLC (“MCF”) and Parallel Fund operated together as one collective entity and prepared combined consolidated financial statements. Thus, for presentation purposes, Registrant expressed its view that it is appropriate to retain the combined consolidated financial statements in their current form. Please confirm that as of December 31, 2024, the combined consolidated financial statements of MCF and Parallel Fund, and the combined consolidated schedule of investments included therein, reflect only the investments of MCF.

Response: Confirmed.

2.             Comment: Please explain the treatment of Origin MCF Holding, LLC (“Holding”), a Delaware limited liability company that is identified in the notes to combined consolidated financial statements of MCF and Parallel Fund as a subsidiary of Origin MCF Manager, LLC, the initial managing member of MCF. The Staff notes that the Origin MCF REIT, LLC (“REIT”), a subsidiary of MCF, and Parallel Fund are identified as the sole Investment Members of Holding. Additionally, the Staff notes disclosure in the combined consolidated financial statements of MCF and Parallel Fund that all significant intercompany balances and transactions were eliminated in the combined financial statements.

Response: Registrant notes that Holding is a subsidiary of MCF, through REIT, and is consolidated by MCF. Parallel Fund and MCF are the members of Holding. MCF consolidates Holding, as it is the majority member. Parallel Fund would be shown as a non-controlling interest member of Holding.

Disclosure Review & Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

December 30, 2025

3.             Comment: The Staff notes the disclosure under the header “FINANCIAL STATEMENTS” on page S-34 of the Statement of Additional Information included with Pre-Effective Amendment No. 3 addresses the combined consolidated financial statements of MCF and Parallel Fund and the rationale for such combined financials. Please supplement the foregoing disclosure to explain that Parallel Fund does not directly hold any portfolio investments and therefore, the assets of MCF, in addition to the assets of SCF, are being transferred to Registrant in connection with the reorganization.

Response: Registrant has revised the disclosure to clarify that Parallel Fund does not directly hold any portfolio investments reflected on the combined schedule of investments, and therefore, the assets of MCF, in addition to the assets of SCF, are being transferred to the Fund in connection with the Reorganization.

4.             Comment: The Staff refers to the September Letter and Registrant’s response to Comment 13 therein, with respect to the Fund’s real estate investments and specifically, holdings of real assets, including investments that have become impaired (i.e., Workout Assets). While the Staff understands that the Fund’s interests in real assets and Workout Assets are expected to be limited to unusual circumstances, the Staff believes that additional disclosure is necessary regarding how such assets would be fair valued in accordance with FASB, ASC Topic 820, Fair Value Measurement (“ASC 820”). Relatedly, the Staff notes Registrant’s response to Comment 14 and the request for a description of how the Fund will value Workout Assets or distressed real estate assets, including the accounting policies relating to non-accrual investments. The Staff requests further detail regarding the inputs to be used in determining the value of such assets.

Response: Registrant will value all investments under ASC 820. Registrant notes that under ASC 820, fair value is defined as the exit price, which is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Assets will be valued using observable inputs wherever possible and classified into Level 1, 2 or 3, as defined in ASC 820, based on input observability. Registrant would also consider, under ASC 820, unit of account, land, building or portfolio, and the highest and best use for the asset based on a market participant, the principal or most advantageous market of each asset. Appropriate valuation approaches in line with ASC 820 would be utilized, including, where appropriate, the market, income or cost approach. Depending on the asset and the facts and circumstances, the inputs and assumptions that may be utilized in such methods are market rents, vacancy rates, operating expenses, net operating income projections, cap and discount rates, construction costs, comparable sales/rents metrics, risk premiums to reflect market and credit risks, and tax assumptions.

Accordingly, Registrant’s interest in Workout Assets or distressed real estate assets will be held at fair value, including when fair value is recorded below cost. The fair value of Workout Assets and distressed real estate assets is calculated using independent appraisals or internal valuation methods, less estimated selling costs, and may consider available pricing guides, auction results, and price opinions that utilize the referenced appropriate valuation methods discussed above. Certain repossessed assets may also require assumptions about factors that are not observable in an active market when determining fair value. As such, Workout Assets or distressed real estate assets are expected to be classified within Level 3 of the fair value hierarchy. At November 30, 2025, the total book value of Workout Assets and distressed real estate assets of the Predecessor Funds was $0.

Disclosure Review & Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

December 30, 2025

5.             Comment: The Staff refers to the September Letter and Registrant’s response to Comment 19 therein, requesting an explanation of how the Fund will calculate its NAV on a daily basis in light of the use of third-party valuations on a monthly basis. Please further address the valuation process and its compliance with ASC 820.

Response: Please refer to Registrant’s response to Comment 4 above. Additionally, Registrant notes that securities investments made by the Fund are classified within both Level 1 and Level 2 of the fair value hierarchy. For these investments, Registrant uses a third-party valuation service, which provides daily values for the securities, based on recent market activity in those securities or those which are materially similar under the market approach or matrix pricing. Inputs utilized by the vendors may include quoted prices for similar securities, interest rate curves, credit spreads, prepayment speeds and observable market data.

For investments made by the Fund that fall into Level 3 of the fair value hierarchy, Registrant calculates daily NAV using monthly third-party valuations as a base and then applies adjustments, such as contractual accruals of interest income and other inputs considered under ASC Topic 820, which defines and establishes a hierarchical disclosure framework for measuring fair value under US GAAP.

6.             Comment: The Staff refers to the September Letter and Registrant’s response to Comment 24 therein, including the reference to ASC Topic 946. Please remove the reference to ASC Topic 946 or revise the response to clarify the relevancy of ASC Topic 946, including the accounting policy election in paragraph 326-20-35-8A.

Response: Registrant notes that each company qualifies under ASC Topic 946 because each company meets the criteria to qualify as an investment company under ASC Topic 946. Additionally, Registrant notes that U.S. GAAP paragraph 326-20-30-5A provides: “An entity may make an accounting policy election, at the class of financing receivable or the major security-type level, not to measure an allowance for credit losses for accrued interest receivables if the entity writes off the uncollectible accrued interest receivable balance in a timely manner. This accounting policy election should be considered separately from the accounting policy election in paragraph 326-20-35-8A. An entity may not analogize this guidance to components of amortized cost basis other than accrued interest.”

Disclosure Review & Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

December 30, 2025

7.             Comment: Please include with the Amendment filing unaudited financial statements of the Predecessor Funds as of September 30, 2025.

Response: Registrant confirms that unaudited financial statements of the Predecessor Funds as of September 30, 2025 are included with the Amendment. Please refer to Appendix B to the SAI.

8.             Comment: The Staff notes that the seed financial statements included with Pre-Effective Amendment No. 3 should be updated such that the financial statements included with the filing are as of a date 90 days prior to the date of filing, in compliance with Form N-2, Item 24, instruction 3 and Rule 3-18 of Regulation S-X.

Response: Registrant confirms that seed financial statements updated through November 30, 2025 are included with the Amendment. Please refer to Appendix D to the SAI.

9.             Comment: With respect to each of the audited financial statements included with the Amendment, please include updated auditor consents as exhibits to the filing.

Response: Registrant confirms that updated auditor consents for each of the audited financial statements are included as exhibits to the Amendment.

Very truly yours,

/s/Nathaniel Segal
Nathaniel Segal
Shareholder
Vedder Price P.C.

cc:	Thomas Briney, President and Chief Investment Officer,

Origin Credit Advisers

Phil Langenderfer, CPA, CohnReznick LLP

Joseph M. Mannon, Shareholder, Vedder Price P.C.

Michael McVickar, General Counsel, Origin Investments

John M. Stomper, CPA, Partner, National Assurance,
CohnReznick LLP

Alexa Tutich, Senior Manager, CohnReznick Advisory LLC